United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Exxon Mobil Corporation

RE: The case to vote AGAINST Lawrence (“Larry”) W. Kellner, nominee No. 09 on the 2024 Proxy Ballot, for the Board of Directors (“Board”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Mr. Kellner following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Lawrence “Larry” W. Kellner on the 2024 proxy ballot for Exxon Mobil Corporation (“ExxonMobil” or the “Company”).

Mr. Kellner has served as an executive at different levels for various companies, including a small, private real estate investment firm in southern California; a Hawaii-based bank; and in assorted roles at Continental Airlines, finishing as Chairman/CEO for five years before leaving in 2009, right before the company merged with United Airlines.[1] He has also served on boards of a number of companies and civic groups, including Marriott International (lead director) and Sabre Corporation (Chairman).[2] He has a bachelor’s degree in business administration from the University of South Carolina.[3] He currently is president of Austin-based Emerald Creek Group, LLC, a private equity firm focused on real estate.[4]

But the most recent, most relevant, and most significant experience that Mr. Kellner brings – that was expected to be of greatest value to ExxonMobil and its shareholders – was his prominent role since 2011 as a director for The Boeing Company (“Boeing”), the last four-plus years of which were as Chairman.5

Despite what were undoubtedly viewed by ExxonMobil directors as attractive qualifications in Mr. Kellner, his recent history as top director for Boeing highlights why he is unqualified and inappropriate to continue to serve on ExxonMobil’s board. Simply, Mr. Kellner’s entire tenure with Boeing, both as a board member and as Chairman, has been an unmitigated disaster. The aviation and defense contractor has flailed for well over a decade, and in the eyes of some observers, much longer.

Boeing: Careless About Safety on Mr. Kellner’s Watch

Boeing has undergone longtime scrutiny over its safety practices and record, but a recent series of high-profile aviation incidents have projected negative attention on the plane manufacturer.

In the most prominent case of late, on January 5, 2024, Alaska Airlines flight 1282 – a Boeing 737 MAX 9 – made an emergency landing after a door opening plug panel blew off the aircraft midair. The Federal Aviation Administration ordered the grounding and inspection of over one

1 “Boeing Board Elects Former Continental CEO Kellner as New Director,” The Boeing Company, Oct. 4, 2011. See https://www.prnewswire.com/news-releases/boeing-board-elects-former-continental-ceo-kellner-as-new-director-131062143.html.

2 “ExxonMobil elects Larry Kellner and John Harris to Board of Directors,” Exxon Mobil Corporation, Dec. 2, 2022. See https://corporate.exxonmobil.com/news/news-releases/2022/1202_exxonmobil-elects-larry-kellner-and-john-harris-to-board-of-directors.

3 “Officer Biographies,” Continental Airlines (archived), viewed May 1, 2024. See https://web.archive.org/web/20070315225254/http://www.continental.com/web/en-US/content/company/investor/bios.aspx.

4 See http://www.emeraldcreek.com/index.html.

5 Executive Biography of Lawrence W. Kellner, The Boeing Company, viewed May 1, 2024. See https://www.boeing.com/company/bios/lawrence-w-kellner-bio.

hundred 737 MAX 9 aircraft.6 In an effort to demonstrate accountability, Boeing first announced that Ed Clark, the vice president in charge of the Renton, Washington plant where the aircraft was manufactured, would leave the Company.7

But later investigators from the National Transportation Safety Board revealed that the aircraft involved in the accident was missing four critical bolts when it left the factory.[8] The incident is one of many in a cascade of failures that led to the company’s current predicament.[9]

Countless media reports in recent months have spread a wealth of negative coverage – among them are two Boeing “timeline” reports published by Axios and NPR, which itemize many of the developments:[10] [11]

•In a “flashback” item, Axios points back to the two 737 Max crashes in Indonesia and Ethiopia in October 2018 and March 2019, which killed a combined 346 people, leading to a global grounding of the Max fleet. Boeing gave $100 million to the families victimized by the crashes. The U.S. Justice Department charged the company with fraud conspiracy, and Boeing agreed to pay more than $2.5 billion in a settlement.12 The 737 Max was not cleared to fly again by the FAA until November 2020. Other nations gradually allowed the jet to return to service as well.

•In December 2023 Boeing warned airlines to inspect the rudder control systems of their 737 Max jets for loose bolts in what should have been an advance warning for the Alaska Airlines incident. (Axios timeline report)

•Following the Alaska Airlines door plug blowout, different sets of passengers filed lawsuits against Boeing, which denied legal responsibility and sought dismissal of the cases. (NBC News via Axios)

6 Sider, Alison. “FAA Orders Grounding of Some Boeing 737 MAX 9 Jets After Emergency Landing,” Wall Street Journal, January 7, 2024. See https://www.wsj.com/business/airlines/alaska-airlines-jet-makes-emergency-landing-after-boeing-737-max-rips-open-b3af13fc.

7 Terlep, Sharon. “Boeing Executive Overseeing 737 MAX Plant Leaving Company,” Wall Street Journal, February 21, 2024. See https://www.wsj.com/business/airlines/boeing-executive-overseeing-737-program-leaving-company-2de872bc.

8 Ember, Sydney, & Walker, Mark. “Alaska Airlines 737 may have left Boeing factory missing bolts, N.T.S.B. says,” The New York Times, February 6, 2024. See https://www.nytimes.com/2024/02/06/business/ntsb-boeing-alaska-airlines-report.html

9 Sands, Leo. “Falling parts and a ‘nosedive’: 6 probes involving Boeing planes this year,” Washington Post, April 9, 2024. See https://www.washingtonpost.com/transportation/2024/04/09/boeing-plane-investigations-list/.

10 Saric, Ivana. “Boeing timeline: Tracking the fallout of the door plug blowout,” Axios, March 25, 2024. See https://www.axios.com/2024/03/14/boeing-737-max-problems-timeline.

11 Chappell, Bill. “How bad is Boeing's 2024 so far? Here's a timeline,” NPR, March 20, 2024. See https://www.npr.org/2024/03/20/1239132703/boeing-timeline-737-max-9-controversy-door-plug.

12 “Boeing Charged with 737 Max Fraud Conspiracy and Agrees to Pay over $2.5 Billion,” U.S. Department of Justice, Jan. 7, 2021. See https://www.justice.gov/opa/pr/boeing-charged-737-max-fraud-conspiracy-and-agrees-pay-over-25-billion.

•“In court filings for a shareholder lawsuit, a former Spirit Aerosystems (a Boeing subcontractor) quality-control inspector alleged finding an ‘excessive amount of defects’ at its plant in Kansas. The suit also alleges that an employee was asked to obscure quality problems — and was retaliated against when he raised a red flag about defects.” (NPR timeline report)

•“The FAA announced that it would increase oversight of Boeing’s production and manufacturing, including via an audit of the 737-9 MAX production line.” (Axios)

•“Boeing announced that some 50 undelivered 737 MAX jets would be reworked after misdrilled holes were identified on some fuselages.” (Axios)

•“A self-described Boeing employee says the aircraft company, not Spirit Aerosystems, was the last to install the door plug on the 737 Max 9. ‘The reason the door blew off is stated in black and white in Boeing’s own records,’ the person writes on an aviation website. ‘It is also very, very stupid and speaks volumes about the quality culture at certain portions of the business.’” (NPR)

•“Some customers say they’re reluctant to fly on the aircraft, their confidence shaken.... As potential passengers look for ways to know what plane they’ll likely be on, airlines and booking sites offer ways for customers to change planes, including omitting the Max 9 from flight search results.” (NPR)

•“The FAA gave Boeing 90 days to create a plan to address its ‘systemic quality-control issues.’ The company said it was ‘totally committed to meeting this challenge’ and would develop the plan.” (Axios)

•“The NTSB launched an investigation into a February United Airlines Boeing 737-8 flight in which the aircraft experienced ‘stuck’ rudder pedals after landing.” (Axios)

•“Several other Boeing aircraft flown by United Airlines experience[d] issues, including flames spewing from an engine and a lost tire after takeoff.” (Axios)

•“United Airlines confirmed in mid-March that a missing panel was discovered on one of its Boeing 737-800 planes after it landed.” (Axios)

•“In early March the NTSB said it [hadn’t] received documents from Boeing crucial to its investigation into the door plug blowout — despite the documents being “requested numerous times.” (Axios)

•“NTSB revealed that Boeing overwrote security camera footage of repair work done on the door plug of the Alaska Airlines plane that experienced the blowout.” (Axios)

•“John Barnett, a former Boeing quality control manager who became a whistleblower, is found dead in Charleston, S.C., where he once worked at Boeing’s large 787 plant. Police are investigating after finding Barnett dead in a vehicle. The coroner’s office says he died

‘from what appears to be a self-inflicted gunshot wound.’ Barnett was locked in a yearslong legal battle with Boeing. In a whistleblower complaint filed in early 2017, he accused his former employer of retaliating against him for raising safety concerns in the company’s commercial airplanes.” (NPR)

•“The FAA’s audit of Boeing's 737 Max production line unveiled numerous issues with the company’s production process, including ‘manufacturing process control, parts handling and storage, and product control.’” (Axios)

•Transportation Secretary Pete Buttigieg said there are “real concerns with quality control at Boeing.” (Axios)

•“The FBI notified passengers of the Alaska Airlines flight that they…may have been victims of a crime.” (Axios)

And yet another whistleblower “died suddenly” on April 30. Joshua Dean, a former quality auditor at Spirit Aerosystems, passed away after suffering a “sudden, fast-spreading infection.” According to the Seattle Times, “Dean had given a deposition in a Spirit shareholder lawsuit and also filed a complaint with the Federal Aviation Administration alleging ‘serious and gross misconduct by senior quality management of the 737 production line’ at Spirit.”13 The company had fired him a year ago.

Spirit, a former division of Boeing that was split off years ago but remained a critical supplier, has also sued to block a safety probe by the State of Texas.[14]

After the chaos of the first quarter of 2024, submissions to Boeing’s tip line for concerns about safety and quality increased by 500 percent.[15] Lawyers for the two deceased whistleblowers fear that at least 10 other known whistleblowers may not come forward with troubling information that they possess.[16] The suspicious circumstances of whistleblower deaths on top of the catastrophic incidents at Boeing has not only turned the company into one of disrepute, but also a target of mockery and satire.[17]

13 Gates, Dominic & Rosenblatt, Lauren. “Whistleblower Josh Dean of Boeing supplier Spirit AeroSystems has died,” Seattle Times, May 1, 2024. See https://www.seattletimes.com/business/whistleblower-josh-dean-of-boeing-supplier-spirit-aerosystems-has-died/.

14 Scarcella, Mike. “Boeing supplier Spirit AeroSystems sues to block Texas safety probe,” Reuters, May 2, 2024. See https://www.reuters.com/legal/boeing-supplier-spirit-aerosystems-sues-block-texas-safety-probe-2024-05-02/.

15 Revell, Eric. “Boeing’s tip line submissions were up 500% on the year during the first quarter,” April 16, 2024. See https://www.foxbusiness.com/markets/boeing-tip-line-submissions-were-up-500-year-during-first-quarter.

16 Kennedy, Dana. “Boeing faces 10 more whistleblowers after two die: ‘People’s lives are at stake’,” New York Post, May 4, 2024. See https://nypost.com/2024/05/04/us-news/boeing-faces-10-more-whistleblowers-after-two-die/.

17 “Boeing Sadly Announces Whistleblower Shot Self in Back While Falling Off Skyscraper Directly Into Wood Chipper While Wearing Cement Shoes,” The Babylon Bee, May 2, 2024. See https://babylonbee.com/news/boeing-sadly-announces-whistleblower-shot-self-in-back-while-falling-off-skyscraper-directly-into-wood-chipper-while-wearing-cement-shoes.

Fallout for Executive Leadership

Further indicating a crisis in confidence of corporate leadership, Boeing announced in late March 2024 that its commercial aircraft business chief would leave immediately; CEO Dave Calhoun will leave at the end of 2024; and Larry Kellner will not stand for re-election as board chairman – or as a director at all – at this year’s annual meeting.18

The safety scandal has been catastrophic for Boeing and its shareholders. The Company is no longer providing financial guidance. According to Mr. Calhoun, “while we often use this time of year to share or update our financial and operational objectives, now is not the time for that.”19 Meanwhile, Airbus has extended its competitive lead over Boeing, and many have questioned whether the Company can still measure up to its European counterpart.20

The complete grounding of the 737 MAX family of jets in 2019 following two fatal crashes involving the MAX 8 caused significant damage to Boeing’s reputation and financial performance. 21 The Company was still in the early stages of rehabbing its image when the Alaska Airlines failure occurred.

The door blowout reinforced the reputation that Boeing is still incautious, and its quality has diminished even further. Shareholders are justifiably concerned (its stock price has plummeted 29 percent since Jan. 1, 2024), as the fallout among Boeing’s customers has started to roll in:

•United Airlines announced that its first quarter earnings took an approximate $200-million hit due to the temporary grounding of the 737 Max 9,22 and asked its pilots to take unpaid time off due to delayed aircraft deliveries from Boeing.23

•Southwest Airlines pulled out of servicing four airports and cut costs elsewhere, in part attributable to delayed deliveries of Boeing aircraft.24

18 Terlep, Sharon. “Boeing CEO Dave Calhoun to Step Down in Wake of 737 MAX Struggles,” Wall Street Journal, March 25, 2024. See https://www.wsj.com/business/airlines/boeing-ceo-dave-calhoun-to-step-down-at-end-of-year-16917c94.

19 Terlep, Sharon. “Boeing Says It Can’t Set 2024 Financial Goals Amid 737 MAX Woes,” Wall Street Journal, January 31, 2024. See https://www.wsj.com/business/airlines/boeing-q4-earnings-ba-stock-2d165a8a.

20 Katz, Benjamin. “Airbus Extends Lead Over Boeing Amid Archrival’s Stumbles,” Wall Street Journal, February 15, 2024. See https://www.wsj.com/business/earnings/airbus-expects-to-deliver-more-planes-in-2024-despite-supply-chain-challenges-85ee0869.

21 “Boeing's ongoing 737 MAX crisis,” Reuters, February 6, 2024. See https://www.reuters.com/business/aerospace-defense/boeings-ongoing-737-max-crisis-2024-01-06/

22 Revell, Eric. “United said it lost $200 million from the temporary grounding of the Boeing 737 Max 9,” FoxBusiness.com, April 17, 2024. See https://www.foxbusiness.com/markets/united-said-it-lost-200-million-temporary-grounding-boeing-737-max-9.

23 Josephs, Leslie. “United asks pilots to take unpaid time off, citing Boeing’s delayed aircraft,” CNBC.com, April 1, 2024. See https://www.cnbc.com/2024/04/01/united-asks-pilots-to-take-unpaid-time-off-citing-boeing-delays.html.

24 Sider, Alison. “Southwest to Exit Four Airports, Facing Financial Weakness and Boeing Problems,” Wall Street Journal, April 25, 2024. See https://www.wsj.com/business/airlines/southwest-exits-airports-as-boeing-delays-hit-growth-plans-a74fe6b3.

•Door plug victim Alaska Air Group reported that the idling of its Max 9s drove the carrier to a net $132 million loss for the quarter.25

•Michael O’Leary, CEO of Ryanair, which exclusively flies Boeing jets, said fares may need to rise 10 percent and flights may need to be cut due to aircraft delivery delays.26 He told CNN a month later that delivered planes regularly showed evidence of carelessness. “In 2022 and 2023, we were finding little things like spanners under the floorboards, in some cases, seat handles missing, things like that. This shows a lack of attention to detail, quality issues in Boeing.”27

•Boeing’s quarterly plane deliveries fell to their lowest level in three years.28

•At its first quarter earnings report, the company announced it would pay $443 million in compensation to its airline customers.29

Not the first time

Among Mr. Kellner’s areas of expertise, according to ExxonMobil’s 2024 proxy statement, is “risk management” and “low carbon solutions technology and safety experience.”[30] But history shows he has failed in each of those areas, especially during his tenure on Boeing’s board since 2011.

Within two years of his appointment as a director, Boeing suffered another safety crisis in 2013 related to the rollout of its “green” 787 Dreamliner,[31] which was supposed to help airlines economize on fuel efficiency with the use of lighter construction materials and the increased use of lithium-ion

25 Sider, Alison. “Boeing Blowout Pushes Alaska Air to a Loss,” Wall Street Journal, April 18, 2024. See https://www.wsj.com/livecoverage/stock-market-today-earnings-04-18-2024/card/boeing-blowout-deals-alaska-air-a-quarterly-loss-MCj1O54yFOZZ21b6DLrr.

26 Cooban, Anna. “‘Inexcusable.’ Ryanair says it may have to raise fares this summer because of Boeing,” CNN.com, Feb. 26, 2024. See https://www.cnn.com/2024/02/26/business/ryanair-boeing-delays-increase-air-fares/index.html.

27 Tan, Huileng. “The CEO of Ryanair says the airline would regularly find missing seat handles and tools under floorboards on Boeing planes,” Business Insider, March 26, 2024. See https://www.businessinsider.com/ryanair-ceo-says-boeing-lack-attention-detail-plane-production-2024-3.

28 Bary, Emily. “Boeing's quarterly plane deliveries fall to lowest levels in nearly three years,” Marketwatch, April 9, 2024. See https://www.morningstar.com/news/marketwatch/20240409127/boeings-quarterly-plane-deliveries-fall-to-lowest-levels-in-nearly-three-years.

29 Isidore, Chris. “Boeing to pay $443 million to airlines for Max 9 grounding as losses and problems mount,” CNN.com, April 24, 2024. See https://www.wxii12.com/article/boeing-to-pay-443-million-to-airlines-for-max-9-grounding-losses-and-problems-mount/60593577.

30 “Notice of 2024 Annual Meeting and Proxy Statement,” Exxon Mobil Corporation, April 11, 2024. See https://www.sec.gov/Archives/edgar/data/34088/000119312524092545/d784249ddef14a.htm, Page 18.

31 Chesser, Paul. “Boeing Battery Quick Fix May Be Elusive,” National Legal and Policy Center, Jan. 28, 2013. See https://archive.nlpc.org/2013/01/28/boeing-battery-quick-fix-may-be-elusive/.

batteries to power much of the jumbo jet’s functions.32 The only problem was, the plane was not ready for primetime, as it suffered a number of troubling battery fires. Called “thermal runaway events,” the widebodies were grounded while a fix was pursued.33 The incidents cost several airline customers millions of dollars due to reduced flights34 – sound familiar?

Kellner and Boeing were in hot pursuit of Environmental, Social and Governance (ESG) credibility more than 10 years ago when the manufacturer came up with the Dreamliner. The 787, 10 years in development, was (prematurely) brought to market and sold as a “super-efficient” jet with “exceptional environmental performance.”35 Except the passion seemed not for protecting the planet, but instead for gaining access to massive amounts of subsidies for “green” technologies by state and federal governments.

Failure Upon Failure for Mr. Kellner

Most damning, Mr. Kellner was supposed be part of a leadership course correction that remedied the failures of Mr. Calhoun’s predecessor, Dennis Muilenburg, who was fired in 2019 after being “accused of leading a culture that put production deadlines and profits ahead of safety.”36 An authority on governance for ValueEdge Advisors, Nell Minow, told Fortune that “the [Boeing] board is a ‘serial offender’ that it ‘doesn’t learn from past mistakes…It’s a bad board, and it has been a bad board for a long time.’”

Other experts cited in the article questioned whether Mr. Kellner and Mr. Calhoun, who was the board’s lead independent director during Mr. Muilenburg’s CEO tenure, were the answer to Boeing’s problems. Top proxy advisor Glass Lewis opposed Mr. Kellner’s election at annual meetings in 2020 and 2021, citing his role leading the audit committee during the 737 MAX 8 crashes. Vanguard voted against him in 2020, citing the committee’s “control failures.”

Aerospace analyst Richard Aboulafia of Aerodynamic Advisory, a longtime observer of Boeing, noticed that late last year Mr. Calhoun dissolved the company’s strategy department, and wondered if the destruction of the business is intentional: “You know, it’s nothing short of horrifying. But it also sort of illustrates one of the strange aspects of this, the so-called crisis, which is that the problem is purely at the top. There are a lot of really good people at Boeing and

32 “VIDEO: Green Technology Hobbling Boeing’s 787 Dreamliner?,” National Legal and Policy Center, January 24, 2013. See https://archive.nlpc.org/2013/01/24/video/.

33 Chesser, Paul. “Dreamliner Flies, But Doubts Persist About Boeing’s Batteries,” National Legal and Policy Center, May 29, 2013. See https://archive.nlpc.org/2013/05/29/dreamliner-flies-doubts-persist-about-boeings-batteries/.

34 Chesser, Paul. “Technical Glitches and Payments for Down Time Still Nag Boeing’s Dreamliner,” National Legal and Policy Center, August 8, 2013. See https://archive.nlpc.org/2013/08/08/technical-glitches-and-payments-down-time-still-nag-boeings-dreamliner/.

35 Chesser, Paul. “Lobbying Muscle and Green Agenda Blinded Boeing to Reality,” National Legal and Policy Center, Jan. 31, 2013. See https://archive.nlpc.org/2013/01/31/lobbying-muscle-and-green-agenda-blinded-boeing-reality/.

36 MacLellan, Lila. “Boeing’s board faces scrutiny yet again: ‘It’s a bad board, and it has been a bad board for a long time’,” Fortune, Jan. 16, 2024. See https://finance.yahoo.com/news/boeing-board-faces-scrutiny-yet-124500373.html.

a lot of really good products and a lot of really good technologies. You just have some people who are really, really bad at their job at the top.”37

Meanwhile the financial hits keep coming. In 2021, the board settled a shareholder lawsuit brought over the safety failures, agreeing to pay a settlement of $237.5 million.38 CNN reported in early May 2024 that “Boeing has lost $32 billion since 2019, with no end in sight.”39 It’s noteworthy that Mr. Kellner’s elevation to chairman of Boeing’s board occurred in 2019 – and the company’s share price has been roughly halved since that time.40

Not all of Boeing’s maladies are safety-related either. Some are attributable to just bad business decisions. The company so far has lost more than $2 billion on its contract with the U.S. government to retrofit two 747s for Air Force One,41 and has suffered more than $7 billion in cost overruns for the Air Force’s KC-46 refueling tanker contract.42

Other evidence indicates the priorities are in all the wrong places, unsurprisingly. An anonymous Boeing insider pointed to “elite dysfunction, financial abstraction, and a DEI (Diversity, Equity and Inclusion) bureaucracy that has poisoned the culture.”43 More:

The headquarters in Arlington (Va.) is empty. Nobody lives there. It is an empty executive suite. The CEO lives in New Hampshire. The CFO lives in Connecticut. The head of HR lives in Orlando. We just instituted a policy that everyone has to come into work five days a week—except the executive council, which can use the private jets to travel to meetings. And that is the story: it is a company that is under caretakers. It is not under owners. And it is not under people who love airplanes.

In this business, the workforce knows if you love the thing you are building or if it’s just another set of assets to you.

A week after that insider’s revelation, the Wall Street Journal reported that “an internal Boeing review found that Chief Executive David Calhoun and other top executives took personal trips

37 Rene, Stacey; Alloway, Tracy; and Weisenthal, Joe. “Richard Aboulafia on Troubles at Boeing: ‘I’ve Never Seen Anything Like It’,” Bloomberg, Feb. 22, 2024. See https://www.bloomberg.com/news/articles/2024-02-22/richard-aboulafia-on-troubles-at-boeing-i-ve-never-seen-anything-like-it.

38 Gates, Dominic. “Boeing board agrees to $237.5 million settlement of 737 MAX shareholder lawsuit,” Seattle Times, Nov. 5, 2021. See https://www.seattletimes.com/business/boeing-aerospace/boeing-board-agrees-to-237-5-million-settlement-of-737-max-shareholder-lawsuit/.

39 Isidore, Chris. “Boeing has lost $32 billion since 2019, with no end in sight. How long can it keep losing money?,” CNN.com, May 3, 2024. See https://www.cnn.com/2024/05/03/business/boeing-losses-outlook/index.html.

40 See https://www.google.com/search?q=boeing+stock+price.

41 Isidore, Chris. “Air Force One debacle: Boeing has now lost more than $1 billion on each of the president’s two new jets,” CNN.com, Oct. 25, 2023. See https://www.cnn.com/2023/10/25/business/air-force-one-boeing-loss/index.html.

42 Losey, Stephen. “‘Cautionary tale’: How Boeing won a US Air Force program and lost $7B,” DefenseNews.com, Jan. 9, 2024. See https://www.defensenews.com/industry/2024/01/09/cautionary-tale-how-boeing-won-a-us-air-force-program-and-lost-7b/.

43 Rufo, Christopher F. “It’s an Empty Executive Suite,” City Journal, April 3, 2024. See https://www.city-journal.org/article/insider-explains-what-has-gone-wrong-with-boeing.

worth more than $500,000 on the company’s private jets and other planes that were improperly recorded as business travel.”44

As for the DEI emphasis, if Calhoun’s top candidate to replace him does ascend to the CEO role, those priorities may remain entrenched.

“I couldn’t be prouder to share that Boeing recently placed #12 on DiversityInc.’s annual list of top companies,” wrote COO Stephanie Pope on her LinkedIn profile.45 “DiversityInc. requires data-based outcomes to be included, which demonstrates we're not just promising a commitment to diversity, equity and inclusion – we’re holding ourselves accountable. One way we’re doing so is through our annual Global Equity, Diversity & Inclusion (GEDI) Report.”

Conclusion

Which brings us to the ExxonMobil board and Mr. Kellner’s candidacy as a director. As previously stated, his qualifications to serve include “risk management” and “low carbon solutions technology and safety experience,” according to the Company. Also highlighted in his proxy statement profile are his “public company board governance experience;” “public policy/regulatory experience;” “global business experience;” and “financial expertise and portfolio management.” ExxonMobil also adds that, regarding his expertise, “Mr. Kellner’s deep operational understanding and executive leadership help the Board understand how best to develop a long-term strategy for a capital-intensive industry.”

That’s pretty ironic given that Boeing just wiped out its strategy department!

Perhaps the most absurd claim regarding ExxonMobil’s intentions for employing Mr. Kellner’s “abilities” relate to his service on the board’s “Environment, Safety and Public Policy,” and “Nominating and Governance” committees. The overwhelming evidence presented above demonstrates that Mr. Kellner should be kept as far away as possible from these committees, and indeed, entirely off the ExxonMobil board.

For these reasons, we urge shareholders to vote AGAINST Lawrence W. “Larry” Kellner,” nominee No. 09, for the Board of Directors on Exxon Mobil Corporation’s 2024 Proxy Statement and voting card.

44 Tangel, Andrew & Maremont, Mark. “Boeing Reveals Executives Got an Extra $500,000 in Private-Jet Perks,” Wall Street Journal, April 11, 2024. See https://www.wsj.com/business/boeing-finds-executives-got-an-extra-500-000-in-perks-from-private-jets-9bebe829.

45 Stephanie Pope on LinkedIn, viewed May 3, 2024. See https://www.linkedin.com/posts/stephaniefpope_i-couldnt-be-prouder-to-share-that-boeing-activity-7067572183350345728-wlH8/.

Photo/Image credits:

Page 2 – Lawrence W. “Larry” Kellner, Boeing

Page 3 – Alaska Airlines Boeing Max 9, Alaskan Dude/Creative Commons

Page 5 – Satirical headline, BabylonBee.com

Page 7 – Boeing 787 assembly line, JetStar Airways/Creative Commons

Page 10 – Exxon sign, YouTube screen shot

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For questions regarding National Legal and Policy Center’s recommendation for Exxon Mobil Corporation shareholders to vote AGAINST Lawrence W. Kellner for the Company Board of Directors, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.